EXHIBIT 99.1

Acasti Announces First Quarter Results

Receives Shareholder & TSX Approval to Become Royalty Free

LAVAL, Quebec, July 15, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a Neptune Technologies & Bioressources Inc.'s ("Neptune") subsidiary, announces its financial results for the first quarter ended May 31, 2013.

First Quarter Financial Results

  Revenues were $6,000 for the quarter ended May 31, 2013, versus $14,000 for the quarter ended May 31, 2012. Sales in both years were generated from the commercialization of Onemia™, the Corporation's medical food product.
  Research and development expenses were $779,000 for the current quarter, up from $560,000 in the corresponding prior-year quarter.
  Adjusted EBITDA was negative $(1,260,000) for the quarter ended May 31, 2013, versus negative $(916,000) in the corresponding prior-year quarter.
  A net loss of $(1,965,000) or $(0.03) per share was recorded for the current quarter, versus a net loss of $(1,576,000) or $(0.02) per share in the same quarter last year.

Acasti currently relies on a limited number of distributors and clients for Onemia™ and consequently, quarter to quarter revenues may vary significantly. Acasti continues to work on broadening its distribution network and client base for Onemia™.

Update on Status of Phase II Clinical Trials

Acasti's Phase II clinical trials, designed to evaluate the effect of different daily doses of CaPre® on patients with high to very high triglyceride levels, continued to progress during the quarter and remain on schedule. The final report for the open-label, dose ranging study (COLT) is expected for this summer, while completion of the double blind, placebo controlled study (TRIFECTA) is projected for the first half of calendar 2014.

"We remain focused on the completion of our phase II clinical trials," said Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Affairs. "Concurrently with these trials, we are moving forward with our plans to submit an Investigational New Drug filing to initiate pivotal phase III clinical trials of CaPre® in the USA. At the same time, we continue to seek out and secure third party manufacturers, including a Good Manufacturing Practices (GMP) facility for production of CaPre®."

Acasti Becomes Royalty Free

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with its parent company, Neptune, pursuant to which Acasti exercised its option under the exclusive technology license agreement (the "License Agreement") between the two parties to pay in advance all future royalties payable under the License Agreement.

At Acasti's Annual and Special Meeting, held on June 27, 2013, the Corporation's disinterested shareholders (excluding Neptune and non-arm's length parties to Neptune) voted in favour of becoming royalty free and paying in advance all future royalties owed under the License Agreement through the issuance of shares to Neptune. As required, Acasti also received approval from the TSX Venture Exchange.

The value of the royalty prepayment, which was confirmed by an independent valuation expert using the pre-established prepayment formula set forth in the License Agreement, is approximately $15.5 million and was paid through the issuance of 6,750,000 Acasti Class "A" common shares to Neptune. The prepayment increases Neptune's equity participation in Acasti from approximately 57% to approximately 60%.

Being royalty free allows Acasti to preserve cash of at least $700,000 annually, which was the current minimum royalty due under the License Agreement. It should also bring more flexibility and strength in negotiating deals with potential business partners.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Corporation to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Corporation's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com